

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 5, 2016

Via E-mail
Wanjun Xie
Chief Executive Officer
Landbay Inc
3906 Main Street, 207
Flushing, NY 11354

> **Re:** **Landbay Inc**
> **Amended Registration Statement on Form S-1**
> **Filed November 21, 2016 and November 25, 2016**
> **File No. 333-210916**

Dear Mr. Xie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2016 letter.

General

1. We note your disclosure on page 22 that one of the reasons for dismissal of your former independent accountant was their "limited experience of auditing an Investment Company." Please tell us whether you are, or have plans to become, an investment company.

Independent Accountants' Audit Report

2. We reviewed the changes made in response to comment 1. Please make arrangements with your auditors to revise their report to indicate, if true, that their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Exhibits and Financial Statement Schedules, page 25

3. Please include a currently dated consent from your auditor under Exhibit 23 to your next amendment. See Item 601(b)(23) of Regulation S-K.

    You may contact Brian McAllister at (202) 551-3341 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.

                                          Sincerely,

                                          /s/ David Link for

                                          John Reynolds
                                          Assistant Director
                                          Office of Beverages, Apparel,
                                          and Mining